United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number 001-34195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company 1900 Shawnee Mission Parkway Mission Woods, Kansas 66205

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	4-13

SUPPLEMENTAL SCHEDULE--

Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2010	14

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Layne Christensen Company Capital Accumulation Plan
Mission Woods, Kansas:

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 29, 2011

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Investments − at fair value:
Mutual funds	$73,187,898	$63,793,153
Common/collective trust fund	21,912,338	21,354,656
Layne Christensen Company stock account	6,193,013	5,080,258
Total investments	101,293,249	90,228,067

Receivables:
Notes receivable from participants	2,789,024	2,213,697
Participant contributions	199,280	179,448
Employer contributions	100,498	90,720
Accrued investment income	-	19,602
Total receivables	3,088,802	2,503,467

Cash	9,812	23,209

Total assets	104,391,863	92,754,743

LIABILITIES−
Accrued administrative expenses	66,259	35,000

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	104,325,604	92,719,743

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	-	1,549,040

NET ASSETS AVAILABLE FOR BENEFITS	$104,325,604	$94,268,783

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Contributions:
Participant contributions	$7,274,747
Employer contributions	3,774,716
Rollover contributions	1,743,462

Total contributions	12,792,925

Investment income:
Net appreciation in fair value of investments	7,992,812
Dividend and interest income	2,280,918
Other income	646,929

Net investment income	10,920,659

Interest income on notes receivable from participants	106,531

Total additions	23,820,115

DEDUCTIONS:
Benefits paid to participants	13,588,330
Administrative expenses	174,964

Total deductions	13,763,294

INCREASE IN NET ASSETS	10,056,821

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	94,268,783

End of year	$104,325,604

See notes to financial statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.        DESCRIPTION OF THE PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General − The Plan is a defined contribution plan and is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Bank & Trust Co., FSB ("Merrill Lynch") served as the Plan's trustee through November 2, 2009. Effective November 2, 2009, the Charter of Merrill Lynch collapsed into Bank of America, N.A. and Bank of America, N.A. became the successor trustee. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Eligibility − Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the "Company") become eligible for membership in the Plan after completion of three months of service.

Contributions − Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% up to limitations imposed by the Internal Revenue Code ("IRC"). Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan, are entitled to make an additional "catch-up contribution" in accordance with the Plan document. Effective January 1, 2007, the Plan was amended to allow Roth after-tax contributions.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant's basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant's compensation; and 2) 50 percent of the participant's basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant's compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants' eligible compensation. No profit sharing contribution was made for the year ended December 31, 2010.

Effective November 1, 2009, employees of W.L. Hailey Company, Inc., a particpating employer effective January 1, 2010, are eligible to make rollover contributions only to the Plan. Effective January 1, 2010, W.L. Hailey Company, Inc. employees are eligible in all other respects to participate in the Plan.

Investment Options − The Plan has eighteen types of investment funds available as investment options for participants including a Company stock account, a common/collective trust fund and sixteen mutual funds. Of the eighteen types of investment funds available on an ongoing basis, eleven are considered "core" investment options while the remaining seven represent an expanded group of funds available to participants who wish to invest beyond the core offerings.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Company contributions are allocated to the funds in proportion with the participants' elected deferral percentage at the time of contribution.

Participant Accounts and Vesting − Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant's account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 become available to the Company and are fully applied toward employer contributions. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $10,463 and $3,985, respectively. During the year ended December 31, 2010, employer contributions were reduced by $19,624 from forfeited non-vested accounts.

Participant Loans − Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant's account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their supplemental (after-tax) and basic (pre-tax) account be distributed. IRC regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family's principal residence, college education for employees' dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

Payment of Benefits − Upon termination of employment or retirement, the participant, or in the case of death, the surviving spouse, can elect to receive the participant's account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. Effective March 28, 2005, in the event of a mandatory distribution greater than $1,000 but not more than $5,000 that is made in accordance with the provisions of the Plan providing for an automatic distribution to a Participant without the Participant's consent, if the Participant does not elect to have such distribution paid directly to an "eligible retirement plan" specified by the Participant in a direct rollover (in accordance with the direct rollover provisions of the Plan) or to receive the distribution directly, then the Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting − The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates − The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risk and Uncertainties − The Plan utilizes various investment instruments including common stock, mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition − The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Plan's investment in the Layne Christensen Company Stock Account is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year.

On October 6, 2010, Bank of America, N.A. Retirement Preservation Trust (formerly the Merrill Lynch Retirement Preservation Trust) (the “Retirement Preservation Trust” or “Fund”) changed from a stable value fund to a short-term bond fund with the approval of a Resolution to terminate the trust and commence liquidation of the assets. The most significant change was the elimination of the Fund’s wrap contracts and change from contract value to fair value accounting. The change in the fund’s investment strategy required the Retirement Preservation Trust to recognize an unrealized loss of the difference between the contract value of the contracts and the fair value of the underlying securities on October 6, 2010. The realized losses incurred from the restructurings of the Retirement Preservation Trust were funded by a Liquidity Commitment that was made available to the Retirement Preservation Trust by Bank of America, N.A. Holding Corporation.  Bank of America, N.A. Holding Corporation, agreed to provide a Liquidity Commitment of $175 million to the Trust to provide liquidity on an as-needed basis to fund the difference between the market value and the book value for current and anticipated plan initiated withdrawals. In connection with that determination, an affiliate of Bank of America Corporation agreed to provide a Make Whole Commitment in order to provide additional liquidity as-needed to allow for continued withdrawals from the Trust at $1.00 per unit to the extent the Liquidity Commitment was insufficient for that purpose. In addition, on October 6, 2010, the Trustee removed the $6.3 million per month limitation on the plan initiated withdrawals. This limitation did not affect participant initiated withdrawals. The Trust terminated operations on February 28, 2011 and was liquidated on March 1, 2011 through an in-kind distribution to unit holders. All Trust units were redeemed or exchanged at the net asset value per unit of $1.00, which terminated the Trust.

Therefore, as of October 6, 2010, the Retirement Preservation Trust was a common collective trust fund with underlying investments in short-term U.S Government Obligations and is valued at fair value. The Fund seeks to preserve principal, maintain high liquidity and earn an appropriate market return. There is no unfunded commitment. In addition, there is no redemption notice period and redemption frequency is immediate. There are no other redemption restrictions in the Fund. Individual participant accounts invested in the common collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the Fund, but have an interest therein represented by units valued daily. Issuances and redemptions of units are made on such days based upon the net asset value per unit. The Fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from the Fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Prior to October 6, 2010, the Retirement Preservation Trust was a stable value fund that is a commingled pool of the Retirement Preservation Trust for Employee Benefit Plans. In accordance with GAAP, the stable value fund is included in the 2009 statement of net assets available for benefits at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value.

The Retirement Preservation Trust seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds and similar to short or intermediate term bond funds without the volatility, before deduction of expenses. The Retirement Preservation Trust invests primarily in traditional guaranteed investment contracts and wrapped portfolios of fixed income investments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. The Retirement Preservation Trust imposes certain restrictions on the Plan and the fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the fund to transact at less than contract value (as described in the following paragraphs) is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

●	Layoffs, bankruptcy, plant closings, or early retirement incentives

●	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

●	Any transfer of assets from the Fund directly into a competing investment option

●	Violation of equity wash or equivalent rules in place and changes of qualification status of the Company or the Plan

●	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund – The Fund invests in assets, typically fixed income securities, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

●	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

●	Any changes in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

●	Employer-initiated transactions by participating plans as described above

In the event the wrap contracts fail to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants − Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

Payment of Benefits − Benefit payments to participants are recorded upon distribution.

New Accounting Standards

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (”ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.       FAIR VALUE MEASURMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009.

	Fair Value Measurements at December 31, 2010, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2010 Total

Layne Christensen Company common stock	$6,193,013	$-	$-	$6,193,013

Mutual funds:
Domestic stock funds	41,203,786	-	-	41,203,786
Balanced funds	6,186,221	-	-	6,186,221
International stock funds	7,093,354	-	-	7,093,354
Fixed income funds	13,703,725	-	-	13,703,725
BlackRock Energy and Resources Portfolio	5,000,812	-	-	5,000,812

Total mutual funds	73,187,898	-	-	73,187,898

Retirement preservation trust	-	21,912,338	-	21,912,338

Total	$79,380,911	$21,912,338	$-	$101,293,249

	Fair Value Measurements at December 31, 2009, Using
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2009 Total

Layne Christensen Company common stock	$5,080,258	$-	$-	$5,080,258

Mutual funds:
Domestic stock funds	35,473,959	-	-	35,473,959
Balanced funds	5,109,010	-	-	5,109,010
International stock funds	6,221,097	-	-	6,221,097
Fixed income funds	13,127,796	-	-	13,127,796
Other	3,861,291	-	-	3,861,291

Total mutual funds	63,793,153	-	-	63,793,153

Retirement preservation trust	-	21,354,656	-	21,354,656

Total	$68,873,411	$21,354,656	$-	$90,228,067

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

4.     INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009

Retirement Preservation Trust (1)	$21,912,338	$21,354,656
PIMCO Total Return Fund	12,810,814	12,340,689
Davis New York Venture Fund	11,057,384	9,916,249
BlackRock Basic Value Fund (1)	10,629,487	9,456,647
American Growth Fund of America	5,779,282	5,247,135
Layne Christensen Company Stock Account (1)	6,193,013	5,080,258
Thornburg International Value Fund	5,746,841	-
BlackRock Balanced Capital Fund (1)	-	5,109,010
Managers International Equity Fund	-	4,315,355

(1) Represents a party-in-interest to the Plan.

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$1,016,821
Mutual funds	6,975,991

Net appreciation in fair value of investments	$7,992,812

5.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments in units of a common collective trust fund were managed by Merrill Lynch through November 2, 2009. Effective November 2, 2009, the Charter of Merrill Lynch collapsed into Bank of America, N.A., and Bank of America, N.A. became the successor trustee for the Retirement Preservation Trust. Merrill Lynch is the trustee through November 2, 2009 and Bank of America, N.A. became the trustee effective November 2, 2009, as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

In addition Bank of America, N.A. is a subsidiary of Bank of America Corporation in which Bank of America Corporation has a substantial economic interest in BlackRock, Inc. The Plan invests in shares of mutual funds managed by BlackRock, Inc. and therefore, these transactions qualify as exempt party-in interest transactions.

The Layne Christensen Company Stock Account includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 179,925 and 176,951 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $3,771,493 and $3,477,433, respectively. There was no dividend income earned to be recorded by the Plan during the year ended December 31, 2010.

6.       PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.       FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 8, 2010, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt, and no provision for income tax has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2009 is as follows:

2009

Net assets available for benefits per the financial statements	$94,268,783
Adjustment from contract value to fair value for fully
benefit-responsive stable value fund - December 31, 2009	(1,549,040)

Total net assets per the Form 5500	$92,719,743

9.       OTHER INCOME

In February 2010, during a routine examination of Bank of America Merrill Lynch’s institutional retirement plan business, it was determined that the Plan was not truncated (converted to a more favorable share class) within 12 months of eligibility. As a result, it was determined that the Plan was entitled to a reimbursement from Bank of America Merrill Lynch of $646,929. Proceeds received during the year from the settlement were included in Other investment income of the Plan’s 2010 statement of changes in net assets available for benefits. The settlement proceeds were allocated proportionately among participant accounts based on their current aggregate account balance on November 18, 2010.

10.       SUBSEQUENT EVENT

Bencor Corporation of America-Foundation Specialist shall be a participating employer in the Plan effective as of January 1, 2011.

******

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
EMPLOYER ID NO: 48-0920712
PLAN NO: 005
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)

		Description of Investment including maturity
	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
		maturity value	Cost	Current Value

*	Layne Christensen Company	Layne Christensen Company Stock Account	**	$ 6,193,013
		Common Stock (179,925 shares)

*	Bank of America, N.A. (formerly Merrill Lynch)	Bank of America, N.A. Retirement Preservation Trust
		(formerly the Merrill Lynch Retirement Preservation Trust)	**	21,912,338
		Common/Collective Trust (21,912,338 units)

	Oakmark	The Oakmark Equity & Income Fund	**	4,677,805
		Mutual Fund (168,630 shares)

	PIMCO	PIMCO Total Return Fund	**	12,810,814
		Mutual Fund (1,180,720 shares)

	American	American Growth Fund of America	**	5,779,282
		Mutual Fund (190,171 shares)

*	BlackRock	BlackRock Health Sciences Opportunity Portfolio	**	805,375
		Mutual Fund (27,724 shares)

*	BlackRock	BlackRock Energy and Resources Portfolio	**	5,000,812
		Mutual Fund (111,600 shares)

	Seligman	Seligman Communications and Information Fund	**	2,458,982
		Mutual Fund (52,768 shares)

	JPMorgan	JPMorgan Small Cap Equity Fund	**	1,480,451
		Mutual Fund (40,273 shares)

	Thornburg	Thornburg International Value Fund	**	5,746,841
		Mutual Fund (200,939 shares)

	Virtus	Virtus Mid-Cap Value Fund	**	1,265,949
		Mutual Fund (56,744 shares)

	Davis New York	Davis New York Venture Fund	**	11,057,384
		Mutual Fund (318,748 shares)

*	BlackRock	BlackRock S&P 500 Index I	**	3,379,792
		Mutual Fund (219,752 shares)

	Franklin	Franklin High Income Fund	**	892,911
		Mutual Fund (444,234 shares)

	Franklin	Franklin Small-Mid Cap Growth Fund	**	4,347,084
		Mutual Fund (113,176 shares)

*	BlackRock	BlackRock Global Allocation Fund	**	1,508,416
		Mutual Fund (77,355 shares)

*	BlackRock	BlackRock Basic Value Fund	**	10,629,487
		Mutual Fund (412,956 shares)

*	BlackRock	BlackRock Pacific Fund	**	1,346,513
		Mutual Fund (68,247 shares)

*	Plan Participants	Participant Promissory Notes		2,789,024
		Interest rates ranging from 3.25% to 10.25%; maturity dates through October 2025.

	TOTAL INVESTMENTS			$ 104,082,273

*	Indicates party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

DATE: June 29, 2011	By Layne Christensen Company

	By	/s/ Jerry W. Fanska
Jerry W. Fanska
Sr. Vice President - Finance and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description of Documents	Page

23	Consent of Independent Registered Public	17
	Accounting Firm